08029160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

PRIVATE COMPANY MARKETPLACE INC.

FIRM I.D. NO.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box

140 Broadway, 46th floor, New York, NY 10005
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louis Meade 212/858-7546
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name - if individual, state last, first, middle name)

120 Broadway, Suite 940	**New York**	**NY**	**10271**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **Louis Meade**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Private Company Marketplace Inc.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Louis Meade
Signature

CAO
Title

Patricia A. Nelson
Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
INDEX
DECEMBER 31, 2007

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Private Company Marketplace, Inc.
(A Development Stage Company)

We have audited the accompanying statement of financial condition of Private Company Marketplace, Inc. (a development stage company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Company Marketplace, Inc. (a development stage company) as of December 31, 2007, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 15, 2008

PRIVATE COMPANY MARKETPLACE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets		
Cash and cash equivalents	$	9,975
Property and equipment - net of accumulated depreciation and amortization of $1,586		210,091
Total Assets	$	220,066
Liabilities And Stockholders' Equity		
Liabilities		
Accrued expenses and other liabilities	$	1,447
Commitments And Contingent Liabilities		
Stockholders' Equity		
Common stock, $0.01 par value, 5,000,000 shares authorized, 1,347,546 shares issued and outstanding		13,475
Additional paid in capital		714,299
Retained earnings (deficit)		(509,155)
Total Stockholders' Equity		218,619
Total Liabilities And Stockholders' Equity	$	220,066

The accompanying notes are an integral part of these financial statements.

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenue	
Total Revenue	$ 0
Expenses	
Employee compensation and related expenses	91,592
Promotional costs	9,483
Occupancy	21,366
Professional fees	5,250
Depreciation and amortization	1,586
Other expenses	37,244
Total Expenses	166,521
Loss Before Provision For Income Taxes	(166,521)
Provision For Income Taxes	589
Net Loss	$ (167,110)

The accompanying notes are an integral part of these financial statements.

PRIVATE COMPANY MARKETPLACE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' Equity Beginning of year	$ 8,493	$ 527,052	$ (342,045)	$ 193,500
Capital Contributions	4,982	187,247		192,229
Net Loss			(167,110)	(167,110)
Stockholders' Equity End of year	$ 13,475	$ 714,299	$ (509,155)	$ 218,619

The accompanying notes are an integral part of these financial statements.

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows Used By Operating Activities:	
Net loss	$ (167,110)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	1,586
Changes in operating assets and liabilities	
Other assets	1,951
Accrued liabilities	336
Net Cash Used By Operating Activities	(163,237)
Cash Flows Used By Investing Activities:	
Purchase of property and equipment	(40,631)
Net Cash Used By Investing Activities	(40,631)
Cash Flows Provided By Financing Activities:	
Contributions to capital	192,229
Net Cash Provided By Financing Activities	192,229
Net Decrease In Cash And Cash Equivalents	(11,639)
Cash And Cash Equivalents, Beginning of Year	21,614
Cash And Cash Equivalents, End of Year	$ 9,975
Supplemental Disclosures:	
Income taxes paid during 2007	$ 449
Interest paid during 2007	$ -0-

Non-cash financing activity:
During 2007, a vendor was issued $25,000 in common stock for services rendered.

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

Private Company Marketplace, Inc. (a development stage company) (the "Company") was incorporated under the laws of the state of New York on February 11, 2005.

The Company is a development stage company that intends to offer a centralized web-based information clearing house and trading platform for accredited investors who invest in private (non-public) companies. To date, the Company's activities have been limited to the development of the web-site, raising equity capital, and marketing their services. There has been no revenue to date.

On August 7, 2007, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Machinery and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 years. Information technology asset is primarily related to the construction and development of the Company's web-based trading platform. Depreciation for the information technology asset will commence once it is placed in service.

NOTE 2--Property And Equipment

Property and equipment at December 31, 2007 are comprised of the following:

Machinery and equipment	$ 4,759
Information technology assets	206,918
	211,677
Less: accumulated depreciation and amortization	1,586
	$ 210,091

NOTE 3--Commitments And Contingent Liabilities

At December 31, 2007, the Company is obligated under a lease for office space, which expires on April 30, 2008.

Approximate future minimum annual rental payments under the lease are as follows:

Year Ending December 31	
2008	$ 1,300

Rent expense for the year ended December 31, 2007 approximated $21,366.

NOTE 4--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $8,528, which was $3,528 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .17 to 1 at December 31, 2007.

NOTE 5--Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
New York State	289
New York City	300
Total	$ 589

As of December 31, 2007, the Company had Federal and State net operating loss carryforwards of approximately $532,000 and $531,000 respectively, that which will begin to expire in the year 2025.

Supplementary Information

PPRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital	
Total stockholders' equity	$ 218,619
Deductions and/or charges	
Non-allowable assets	(210,091)
Net capital before haircuts on securities positions	8,528
Haircuts on securities positions	-0-
Net Capital	$ 8,528
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 1,447
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 5,000
Ratio: Aggregate indebtedness to net capital	.17 to 1

Note: There is no material difference between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's amended unaudited Part IIA Focus Report filing as of the same date.

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Private Company Marketplace, Inc.
(A Development Stage Company)

In planning and performing our audit of the financial statements of Private Company Marketplace, Inc. (a development stage company) (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 15, 2008

END